FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2009

SADIA S.A.

By:/s/Welson Teixeira Junior
----------------------------------
Name: Welson Teixeira Junior
Title: Investor Relations Director

4Q08

Dada on 03/26/2009

Sadia ON (SDIA3)= R$5.10/share
Sadia PN (SDIA4)= R$3.08/share
Sadia ADR (SDA) = US$ 4.17
(1 ADR = 3 shares)
Sadia Latibex (XSDI) = € 1.01

Market Value - Bovespa

R$ 2.1 billion
US$ 940.2 million

Investor Relations

Welson Teixeira Junior
Investor Relations Director
Phone: 55 11 2113-3555

Christiane Assis
Phone: 55 11 2113-3552
Christiane.Assis@sadia.com.br

Silvia Helena Madi Pinheiro
Phone: 55 11 2113-3197
Silvia.Pinheiro@sadia.com.br

Melissa Schleich
Phone: 55 11 2113-1565
Melissa.Schleich@sadia.com.br

Sonia Biajoli
Phone: 55 11 2113-3686
sonia.biajoli@sadia.com.br

ri@sadia.com.br

www.sadia.com

Ligia Montagnani

IR Consultant

Phone: 55 11 3897-6405

ligia.montagnani@firb.com

São Paulo, March 27, 2009 - SADIA S.A. (BOVESPA: SDIA3 and SDIA4; NYSE: SDA; LATIBEX: XSDI), a national leader in the segment of processed food, releases today its results for the fourth quarter of 2008 (4Q08). The Company's operating and financial information are presented in thousands of reais – except where indicated otherwise – based on consolidated figures, in accordance with the corporate legislation. In this release, all comparisons are made in relation to the same period in 2007 (4Q07), except where specified otherwise.

2008 Highlights

•

Record revenues of $ 12.2 billion – amongst the 20 largest Brazilian companies

•

Focus on processed products:

Increased volumes by

13.1% in the Domestic Market and 18.6% in the Export Market

Increased revenues by

25.5% in the Domestic Market and 41.2% in the Export Market

•

Market share increase in the categories of frozen and refrigerated products and margarine

•

6th largest Brazilian exporter, with revenues of US$3.1 billion

•

Poultry in the Export Market grew by 8.2% in volume per year and, due to the international crisis, dropped by 12.0% from the 3Q08 to the 4Q08, while SECEX data pointed a drop of 18.0% for the same period

•

The largest Capex amount in the Company’s history: R$1.8 billion, expanding total capacity by 30.0%

Highlights – R$ thousand
	2007	2008	2008/ 2007	4Q07	4Q08	4Q08/ 4Q07
Gross Operating Revenue	9,909,973	12,191,896	23.0%	2,983,977	3,519,911	18.0%
Domestic Market	5,319,918	6,606,836	24.2%	1,625,110	2,016,311	24.1%
Export Market	4,590,055	5,585,060	21.7%	1,358,867	1,503,600	10.7%
Net Operating Revenue	8,708,141	10,728,642	23.2%	2,645,136	3,064,896	15.9%
Gross Profit	2,396,011	2,619,265	9.3%	791,189	784,570	-0.8%
Gross Margin	27.5%	24.4%		29.9%	25.6%
EBIT	730,296	697,413	-4.5%	273,770	202,449	-26.1%
EBIT Margin	8.4%	6.5%		10.3%	6.6%
Net Income	768,348	(2,484,834)		374,452	(2,042,219)
Net Margin	8.8%	-23.3%		14.1%	-67.0%
EBITDA	1,172,439	1,164,222	-0.7%	438,524	343,507	-21.7%
EBITDA Margin	13.5%	10.9%		16.6%	11.2%
Exports / Gross Revenue	46.3%	45.8%		45.5%	42.7%

“SADIA recorded, in 2008, the first annual loss in the 64 years of its history, as a consequence of the financial losses on derivatives and the impacts caused by the devaluation of the Real.

Since September, the Brazilian currency has suffered a strong devaluation amidst the effects of the international systemic crisis. Through an announcement of a relevant fact, published on September 26, 2008, the Company informed the market about its losses on derivatives transactions and demonstrated its transparency in the Quarterly Information Report of September 30, 2008.

The negative net income for the year amounted to R$ 2.48 billion. This amount included the total losses on the aforementioned transactions, in light of the new legislation (Law 11638/07).

These results, however, do not reflect the Company’s operating performance. Last year, we made record investments, consolidated the growth strategy for higher value-added segments and products and proceeded with our globalization strategy. We also recorded the highest ever revenues, reaching R$12.2 billion.

Sadia ended 2008 with the largest volume of investments ever made during its history. An amount of R$1.8 billion was destined to projects which enabled us to expand our productive capacity, use new technologies and improve our distribution and logistical infrastructure. This capital injection places us in a privileged position, with an installed capacity to support a strong growth without requiring other major funding in the oncoming years.

Amongst the main projects completed in the period were the construction of the first unit in the Northeast Region (in Vitória do Santo Antão, PE) and of the largest plant in Brazil, in Lucas do Rio Verde (MT). We prioritized a growth strategy based on the construction of new plants. The advantage of this strategy is that it will give us more freedom to select the design of the project, the site and the technology to be used. This formula has helped us build the most competitive manufacturing complex, in line with SADIA´s strategy in achieving sustainable growth.

In line with our strategy of growing in higher value-added products, most of the investments have been made in the segment of processed products. An amount of R$ 650.0 million was used to expand the productive capacity by more than 400 thousand tons per year, equivalent to an increase of 34% over the December 2007 capacity. To reinforce our presence in the south we acquired a processing plant, Excelsior, in Santa Cruz do Sul (RS).

In 2008, we had the highest annual sales of our history: R$ 12.2 billion, a growth of 23.0% when compared to 2007. The total volume sold increased by 8.3%, the domestic market grew 12.2% and the export market grew 5.0%.

We also continued to pursue our strategy towards globalization. According to a research conducted by MAGRAM Market Research, a Russian institute specializing in the retail market, Sadia is today the most known foreign brand in the segment of processed products in the Russian market. In the Middle East, Sadia is today the leading company in processed meat products, whole chicken and poultry cuts, catering to Saudi Arabia, United Arab Emirates, Kuwait, Qatar, Oman and Bahrain markets, where it holds a market share of more than 25%. With such performance, Sadia was the 6th largest Brazilian exporter in 2008, with sales over US$ 3.0 billion, according to the Foreign Trade Department (SECEX).

These results were achieved in a scenario of higher prices of commodities - mainly in the first half of the year – and marked by the international financial crisis which since September has adversely affected credit availability to exports, but served to demonstrate our capacity to adapt to changing economic environments.

With the devaluation of the Real and the resulting financial losses, we improved our risk management and corporate governance practices and promoted a review of the procedures and structure of the financial area.

In January 2009, pressed by the need to ensure a faster decision-making, reduce annual costs, and be prepared to face the uncertainties posed by the market, the Company announced a reduction in its hierarchical levels.

In the field of sustainable development, we had many achievements. The 3S Program – Sadia Sustainable Swineculture – was the first project worldwide to use the carbon credit reading methodology. Another sustainable investment initiative was the construction of a plant in the northeast region. This unit will be the first industrial plant to neutralize 100.0% of its carbon emissions in the Brazilian meat industry. Furthermore, we reached the end of the year with more than 60 thousand employees – 10 thousand new openings in 2008 alone – and we are the food company that generates the largest number of jobs in Brazil.

We are optimistic about 2009. We believe in this country and in its capacity to grow sustainably. In spite of the international economic and financial crisis, we view the food industry as a safe harbour, the last to be affected by the crisis and the first to recover. The recent opening of China to Brazilian poultry is also a sign that the perspectives are promising.

We thank our customers, outgrowers, shareholders and suppliers for their trust and support and, especially, our associates, for their efforts and commitment to meet the Company’s goals in 2008. We also use this opportunity to reiterate our commitment to jointly pursue the goals that we will certainly accomplish in 2009.”

Luiz Fernando Furlan — Chairman of the Board of Directors

Gilberto Tomazoni – CEO

GROSS OPERATING REVENUE – R$ million

The Company’s gross operating income reached R$ 12.2 billion in 2008, an increase of 23.0% over 2007. This performance is in alignment with Management expectations. In spite of the deterioration of the global economy since September, Sadia had the largest annual sales of its history.

This revenue growth is the result of Sadia´s management capacity, the satisfactory performance in the volume of processed products sold both in the domestic market and in the export market, of poultry sales in the export market and increase in prices in its segments and markets.

The total volume sold in the year increased by 8.3% over that in 2007. The domestic market increased by 12.2%, within the guidance of 12% to 14% defined for 2008, and the export market increased by 5.0%, lower than the guidance, as a result of the slowdown in exports as of the 4Q08, due to the credit crisis worldwide. Gross revenues in the domestic market rose 24.2% in 2008, totaling R$ 6.6 billion, as a result of the innovations and actions that kept Sadia close to the consumer market, thus ensuring its leadership in refrigerated and frozen products. Gross revenues in the domestic market represented 54.2% of total revenues and those from exports totaled R$ 5.6 billion, an increase of 21.7%, due mostly to the higher consumption of poultry worldwide, expansion and a better marketing of processed products, accounting for 45.8% of the total revenues.

SALES

	2007	2008	2008/2007	4Q07	4QT08	4Q08/4Q07
Tons	2,146,728	2,325,769	8.3%	596,173	600,764	0.8%
Processed Products	924,032	1,051,332	13.8%	251,907	279,401	10.9%
Poultry	1,012,794	1,084,586	7.1%	288,883	279,455	-3.3%
Pork	152,695	133,796	-12.4%	41,806	27,518	-34.2%
Beef	57,207	56,055	-2.0%	13,577	14,390	6.0%

R$thousand	9,909,973	12,191,896	23.0%	2,983,977	3,519,911	18.0%
Processed Products	4,622,792	5,876,670	27.1%	1,333,121	1,694,500	27.1%
Poultry	3,809,687	4,759,871	24.9%	1,230,197	1,402,334	14.0%
Pork	669,870	761,773	13.7%	202,368	181,603	-10.3%
Beef	325,885	346,322	6.3%	83,168	100,047	20.3%
Other	481,739	447,260	-7.2%	135,123	141,427	4.7%

The segment of processed products was the highlight of 2008, accounting for 45.2% of the volume and 48.2% of the revenues generated by the Company. In 2007, those percentages were 43.0% and 46.6%, respectively. This performance reflects the increases of 13.8% in volume and 11.8% in average price, totaling revenues of R$ 5.9 billion in 2008, which reflect the Company’s selling efforts and focus on higher value-added products.

The poultry segment accounted for 46.6% of the total volume and 39.0% of the revenues, which totaled R$ 4.8 billion. The volume sold rose 7.1% and gross revenues rose 24.9%, in the yearly comparison. The average price of this protein increased by 16.8%, as a result of higher sales of poultry cuts, which represent an improvement in mix.

The pork volume marketed fell 12.4% in comparison with the same period in 2007, while gross revenue rose 13.7%, to R$ 762.0 million. Due to a lower supply of this protein in the market, the increase in its average price was near 30.0%, both in the domestic market and in the export market.

In the beef segment, the Strategy of focusing on the most profitable markets, restricting the sales volume due to the reduction in the offer of animals for slaughtering, resulted in a fall of 2.0% in physical sales in relation to 2007, which was offset by the growth of 6.3% in gross revenues (R$ 346.3 million), due to an increase of 8.4% in the average price in 2008.

GROSS OPERATING INCOME – R$ MILLION

In 4Q08, gross revenues totaled R$ 3.5 billion and showed a growth of 18.0% in relation to 4Q07, while the total volume sold in the period increased 0.8% and average prices charged rose by 17.6%. The volume sold in the domestic market compensated for the decrease in sales that occurred in the export market, caused by the worsening of the international financial crisis. The domestic market accounted for 52.4% of the total volume sold in the quarter and 57.3% — R$ 2.0 billion — of the Company’s revenues, while in the same period of 2007 it represented 48.3% and 54.5%, respectively.

Physical sales in the segment of processed products had an increase of 10.9% and revenues were increased by 27.1% in relation to the same period in the prior year. Due mostly to the expansion of demand in the domestic market, due to the replacement in beef and pork proteins, gross revenues reached R$ 1.7 billion in the period. The average price of the 4Q08 grew by 14.6% that of the same period in the prior year.

The poultry segment recorded a smaller volume sold of 3.3% in relation to 4Q07, as a result of the volume exported being lower by 4.3%. The devaluation of the Real provided an increase of 17.8% in the average price. With such performance, revenues exceeded by 14.0% that of the same period in 2007, totaling R$ 1.4 billion.

Physical sales and revenues of R$181.6 million of the pork segment dropped 34.2% and 10.3%, respectively, in relation to 4Q07, while the average price rose by 36.4%. This performance resulted from the lower volume exported of this protein due to the redirection of this protein towards the production of processed products in the domestic market.

The beef segment recorded a favorable performance, physical sales rose by 6.0% and revenues generated by 20.3%, reaching R$ 100.0 million. The average price was 13.4% higher than that of the 4Q07.

SALES

Tons	2007	2008	2008/ 2007	4Q07	4QT08	4Q08/ 4Q07
Domestic Market	998,426	1,120,429	12.2%	287,914	315,070	9.4%
Processed Products	813,057	919,755	13.1%	222,913	246,359	10.5%
Poultry	132,004	131,651	-0.3%	49,057	49,928	1.8%
Pork	43,767	48,048	9.8%	12,794	13,082	2.3%
Beef	9,598	20,975	118.5%	3,150	5,701	81.0%
Export Market	1,148,302	1,205,340	5.0%	308,259	285,694	-7.3%
Processed Products	110,975	131,577	18.6%	28,994	33,042	14.0%
Poultry	880,790	952,935	8.2%	239,826	229,527	-4.3%
Pork	108,928	85,748	-21.3%	29,012	14,436	-50.2%
Beef	47,609	35,080	-26.3%	10,427	8,689	-16.7%
Total	2,146,728	2,325,769	8.3%	596,173	600,764	0.8%

R$ thousand	2007	2008	2008/ 2007	4Q07	4QT08	4Q08/ 4Q07
Domestic Market	5,319,918	6,606,836	24.2%	1,625,110	2,016,311	24.1%
Processed Products	4,149,810	5,208,821	25.5%	1,195,361	1,505,367	25.9%
Poultry	559,427	624,330	11.6%	244,241	276,162	13.1%
Pork	190,405	272,103	42.9%	66,345	81,700	23.1%
Beef	55,963	112,092	100.3%	21,809	34,505	58.2%
Other	364,313	389,490	6.9%	97,354	118,577	21.8%
Export Market	4,590,055	5,585,060	21.7%	1,358,867	1,503,600	10.7%
Processed Products	472,982	667,849	41.2%	137,760	189,133	37.3%
Poultry	3,250,260	4,135,541	27.2%	985,956	1,126,172	14.2%
Pork	479,465	489,670	2.1%	136,023	99,903	-26.6%
Beef	269,922	234,230	-13.2%	61,359	65,542	6.8%
Other	117,426	57,770	-50.8%	37,769	22,850	-39.5%
Total	9,909,973	12,191,896	23.0%	2,983,977	3,519,911	18.0%

Domestic Market

The domestic market recorded a growth of 12.2% in total volume sold over 2008, within the guidance of 2% to 14% defined for 2008. Revenues grew by 24.2%, reaching R$ 6.6 billion, and the average price increased by 11.9%. Such performance was the result of many factors, among them a strong recognition of the Sadia brand in all segments in which the Company operates, effective management tools, as well as the offer of products desired by customers and the improvement in the levels of domestic income. All these factors led to an increase in the market shares of the margarine, frozen and refrigerated products, as shown below.

Market Share – Amount (%)

BREAKDOWN OF GROSS OPERATING INCOME – DOMESTIC MARKET

The segment of processed products evolved significantly in 2008, reflecting the satisfactory results achieved by commercial actions and Sadia efforts to increase its share in this business. This segment recorded an increase of 13.1% in physical sales and of 25.5% in gross revenues, which totaled R$ 5.2 billion and represented 78.8% of the Company’s revenues in the domestic market in 2008. The average price of this segment increased 11.0% due to the effort of passing on price increases during the year, due to cost pressures, particularly, of the price of grains. The highlights of this segment were the refrigerated products, mainly sausages, light cold cuts and bologna, as well as frozen products, particularly hamburgers and ready-to-eat dishes.

The poultry segment had a decrease of 0.3% in volume as compared with 2007. Revenues however, reached R$ 624.0 million, a growth of 11.6%, and the average price increased by 11.8%.

Physical sales of pork evolved 9.8% in 2008 and were one of the segments which recorded the highest percentage increase in revenues in 2008: 42.9%, totaling R$ 272.1 million, resulting mostly from the increase of 30.1% in the average price.

The beef segment grew 118.5% in physical sales in 2008, as a result of the strategy to expand the customer base in the domestic market and seek partnerships for product development to cater to the Food Service market, due to the limited exports to the European Union, after the restriction imposed on the certification of farms qualified to supply animals to the EU. Revenues from this protein reached R$ 112.1 million and evolved 100.3%, while the average price decreased 8.4% due to an adjustment in the sale mix destined to the domestic market.

AVERAGE PRICES – R$/KG – DOMESTIC MARKET

The fourth quarter of 2008 showed a favorable performance in the domestic market, in spite of the escalation of the global financial crisis during that period. The total volume sold grew by 9.4% and the gross revenues, 24.1% in relation to the same period in the prior year, reaching R$ 2.0 billion. Average prices also evolved, 13.4%.

The segment of processed products had a significant evolution, since the total volume sold grew 10.5% and revenues, 25.9%, reaching R$ 1.5 billion. The average price grew by 14.0%. This performance was possible due to the sales efforts in this segment which increased the sales of pizzas, margarine and Christmas products destined to all classes of income.

The performance of the poultry segment was also positive, recording a growth of 1.8% in physical sales and of 13.1% in revenues, totaling R$ 276.2 million. The average price was 11.0% higher.

Physical sales in the pork segment grew 2.3% and revenues were 23.1% higher in the 4Q08 in comparison with the same period in 2007. The revenues generated by this segment totaled R$ 81.7 million, and the average price increased by 20.4%.

The beef segment showed the largest variations in the 4Q08, being 81.0% in volume, due to the redirecting of the export market to the domestic market, and 58.2% in revenues, which reached R$ 34.5 million. The average price fell by 12.6% in comparison with that of the 4Q07 due to the mix redirected to the domestic market.

Export Market

Sadia performance in the export market was also favorable in 2008. In relation to the prior year, physical sales were 5.0% higher and revenues, 21.7% higher. Gross revenues totaled R$ 5.6 billion, and average prices had an increase of 18.0% in reais and 23.9% in U.S. dollars. The main importing regions of Sadia products were the Middle East and Europe. The Middle East was the market that grew the most in relation to 2007.

BREAKDOWN OF GROSS OPERATING INCOME – EXPORT MARKET

The poultry segment recorded an increase of 8.2% in total volume sold and continued to be the most representative in terms of share in the total revenues of this market, from 70.8% in 2007 to 74.0% in 2008, totaling R$ 4.1 billion.

Average prices recorded an increase of 17.6% in reais and of 23.5% in U.S. dollars, mostly due to an improved mix, and the superior sales of poultry cuts.

The increase of sales in the segment of processed products continued to the Company’s focus, since this is the segment with the highest added value. In 2008, physical sales of this segment grew by 18.6%, and gross revenues increased by 41.2% in relation to 2007 totaling R$ 667.9 million, as a result of the higher average price charged, of 19.2% in reais and 25.2% in U.S. dollars. The products which contributed the most to the revenues of this segment were baked, grilled and breaded products. The main importing region of processed products continued to be Europe. The highlights were the sales to the Middle East, Russia and Venezuela.

The volume sold of the pork segment in 2008 recorded a drop of 21.3% due to the redirecting of this protein to the production of processed products, particularly to sales in the domestic market. Revenues totaled R$ 489.7 million in the year, 2.1% higher than that of 2007. Due to the reduction of the offer of this protein to the market, the average price in reais increased by 29.8% and in U.S. dollars, by 36.3%.

The restrictions imposed by the EU to the beef and the reduction in demand in the main importing markets encouraged the redirecting of beef products to the domestic market, causing a decrease of 26.3% in volume and of 13.2% in export revenues, a year to date decrease of R$ 234.2 million. The mix adjustment, however, increased the average price in reais by 17.8% over that of 2007, and in U.S. dollars, 23.7% higher.

AVERAGE PRICES – R$/KG – EXPORT MARKET

The performance of the 4Q08 was adversely affected by the deterioration of the global financial crisis, which reduced the credit available to importers, reducing the volume sold. The volume of physical sales fell 7.3% in relation to the same period in 2007, however, gross revenues reached R$ 1.5 billion, a growth of 10.7% due to the increase in the average price in reais of 20.7%, offset by a drop of 5.7% in the average price in U.S. dollars.

The poultry segment had a decrease of 4.3% in physical sales in the 4Q08, lower than the retraction of 9.4% in poultry exports, in comparison with the 4Q07, according to SECEX data. The gross revenues of this segment grew 14.2%, to R$ 1.1 billion. The average price increased 19.5% in reais and fell 6.7% in U.S. dollars.

The segment of processed products was the only one to show a growth in physical sales when compared to the 4Q07, of 14.0%, as a result of an increase in the demand by Venezuela and also of the higher sales volume of ready-to-eat dishes in the Middle East. Revenues reached R$ 189.1 million, 37.3% higher than that of 4Q07, and the average price increased by 20.4% in reais and decreased by 6.0% in U.S. dollars.

The volume of physical sales of pork fell by 50.2%, basically due to lack of credit for importers from Ukraine and from the Caucasus countries.  The revenues of R$ 99.9 million was 26.6% lower than that of 4Q07. The average price of this protein had an increase of 47.5% in reais and of 15.2% in U.S. dollars.

The beef segment was impacted by the rise in the U.S. dollar price of cattle during the year, due to the lack of cattle for slaughtering, causing a decrease of 16.7% in physical sales. In spite of this, revenues recorded an increase of 6.8% in the quarter, reaching R$ 65.5 million. The average price increased 28.2% in reais and 0.1% in U.S. dollars. The countries which had the highest demand for this protein were Russia, Iran, Venezuela and Egypt.

 EXPORTS BY REGION

The main importing regions of the Company’s products in 2008 were the Middle East and Europe. In terms of evolution of annual revenues, the highlights were the Middle East, Asia and Americas.

NET OPERATING INCOME

Sadia presented net revenues of R$ 10.7 billion in 2008, a growth of 23.2% in relation to 2007, due, mostly, to the evolution of physical sales and of the prices charged both in the domestic market and in the export market. A better product mix for poultry cuts and the increase in sales of processed products in the export market also contributed to the results obtained.

In the 4Q08, net income totaled R$ 3.1 billion, 15.9% higher than that of the 4Q07, and the highlight was the increase in the sales of processed products in the domestic market and in the export market.

GROSS INCOME

Sadia gross income totaled R$ 2.6 billion at the end of 2008, 9.3% higher than that of 2007. The cost of products sold grew by 28.5%, mostly due to the constant rise in the prices of grains (corn and soybean) over the year which led to a fall of 3.1 percentage points in the gross margin in the yearly comparison.

In the 4Q08, gross income totaled R$ 784.6 million, a fall of 0.8% in relation to the same period in 2007. The cost of goods sold increased by 23.0%, mostly due to the increase in the price of soy meal, partially offset by the fall in the price of corn during the period. The partial increase in prices of products sold caused a fall of 4.3 percentage points in gross margin.

According to ESALQ – Northern Paraná, market prices of corn and soybean in 2008 were 5.7% and 33.3%, respectively, higher than those of 2007. Also according to ESALQ – Northern Paraná, market prices in the 4Q08 in relation to the prior year were 31.9% lower for corn and 6.6% higher for soybean.

OPERATING INCOME

The ratio of operating expenses – selling, general, administrative and other expenses – to net income reflected the improvement in operational efficiency in the yearly comparison, from 18.4% in 2007 to 17.8% in 2008. In the quarter, it increased by 17.5%, to 18.4%.

Selling expenses totaled R$ 1.7 billion in 2008 and its ratio to net revenues showed a retraction, from 16.8% in 2007 to 16.1% in 2008, due to the greater dilution of fixed expenses. In the quarter, those expenses added up to R$ 526.1 million, 23.8% higher than those of 4Q07, and the margin increased from 16.1% to 17.2% in the 4Q08, mainly as a result of the increase in freight expenses.

General and administrative expenses reached R$ 159.4 million in 2008, equivalent to 1.5% of net revenues, 0.2 percentage point higher when compared to 2007. Those expenses totaled R$ 44.3 million in the 4Q08, and, in relation to the net revenues of the 4Q07, it shows a reduction of 0.2 percentage point.

The operating profit before financial expenses and equity pickup (EBIT) reached R$ 697.4 million in 2008, 4.5% lower than that of 2007. In the 4Q08 it totaled R$ 202.5 million, a reduction of 26.1% in relation to that of the 4Q07.

Earnings before interest, taxes, depreciations and amortizations (EBITDA) in de 2008 totaled R$ 1.2 billion, a minor fall of 0.7% in relation to 2007 and the EBITDA margin reached 10.9%, aligned with the estimated range for the year, of 11% to 12%, representing a reduction of 2.6 percentage points in relation to 2007. Without the effects of Law 11.638, EBITDA would total R$1.4 billion and the margin would be 12.8%.  In the 4Q08, the EBITDA totaled R$ 343.5 million and the margin was 11.2%, a fall of 5.4 percentage points in relation to 4Q07.

EBITDA CALCULATION = EBIT + DEPRECIATION/AMORTIZATION + EMPLOYEE PROFIT SHARING
	2007	2008	4Q08	4Q08
EBIT	730,296	697,413	273,770	202,449
(+)DEPRECIATION/AMORTIZATION	359,015	448,976	104,113	136,105
(+)EMPLOYEE PROFIT SHARING	83,128	17,833	60,641	4,953
EBITDA	1,172,439	1,164,222	438,524	343,507
EBITDA MARGIN	13.5%	10.9%	16.6%	11.2%

FINANCIAL RESULTS

In preparing the financial statements for 2008, the Company adopted, for the first time, the amendments to the Corporation Law introduced by Law No. 11.638/07, which modified the aspects relating to the preparation of disclosure of financial statements. The adjustments relating to compliance with the aforementioned Law are detailed in the Financial Notes No. 3.

The main amendments refer to financial instruments. Derivatives are measured by their fair value and earnings and losses are recorded to net income.

	2007	2008
Interest	(170.9)	(260.0)
Net Results of Investment Funds	113.1	(480.0)
Foreign Currency Exchange Variation on Assets and Liabilities	74.7	(595.7)
Exchange variations on derivatives - Realized	(15.0)	(705.9)
Exchange variations on derivatives - Unrealized	0	(1,845.4)
NET FINANCIAL RESULTS	132.0	(3,892.2)

Sadia´s net income totaled a negative R$ 3.9 billion in 2008, against a positive R$ 132.0 million in 2007. In the 4Q08, this result totaled a negative R$ 2.7 billion and, in the 4Q07, a positive R$ 147.5 million.

The financial expenses relating to derivative transactions were R$ 2.5 billion in 2008, of which R$ 705.9 million was realized losses and the remaining R$ 1.8 billion was unrealized losses in the financial statements in accordance with Law No. 11.638/07. The second largest financial expense, R$ 595.7 million, refers to a noncash impact on the Company’s gain and loss variations in foreign currency.

The amount of outstanding contracts relating to foreign exchange derivatives indexed to the U.S. dollar and their notionals and mark to market are shown below:

	"NOTIONAL" US$ mm	Mark-to-Market R$ mm
Short USD, NDF, Target Forward, Short USD call options	(4,026.7)	(2,117.6)
Long USD, NDF, Target Forward, Long USD call options	3,539.3	141.4
Net-Short USD	(487.3)	(1,976.2)

Other	12.5
TOTAL	(1,963.7)

Exports - Long USD	2,500.0

Total Net Long USD	2,012.7

The maturities of futures contracts relating to foreign exchange and U.S. dollar option, long and short positions, as well as the corresponding considerations of the outstanding transactions at the base date of December 31, 2008 are disclosed in the Financial Notes No. 23.

FINANCIAL INDEBTEDNESS – R$ MILLION

	CURTO PRAZO	LONGO PRAZO	TOTAL
PASSIVO FINANCEIRO	(4,164.4)	(4,384.7)	(8,549.1)
ATIVO FINANCEIRO	3,509.3	270.3	3,779.6
ENDIVIDAMENTO FINANCEIRO LÍQUIDO	(655.1)	(4,114.4)	(4,769.5)

COM EFEITO LEI 11.638
VALOR LÍQUIDO EM CONTRATOS FUTUROS	(1,963.7)	0.0	(1,963.7)
ENDIVIDAMENTO FINANCEIRO LÍQUIDO	(2,618.8)	(4,114.4)	(6,733.3)

The Company ended 2008 with a short-term net financial indebtedness of R$ 2.6 billion, represented by various financing modes. In order to equate its current equity and financial status caused by the increase in financial indebtedness, Management been negotiating the structuring of its short-term financial liabilities, which are in the process of having their terms renewed or lengthened, as follows:

1.

The advances on export contracts (ACC), in the amount of R$1.8 billion, are being negotiated with the creditor banks and the amounts with maturities in January, February and March, in the amount of R$645.3 million, were renegotiated for a period of 180 and 360 days at market rates.

2.

In the financing line for exports, referring to the export credit notes (NCE), the amount of R$105.0 million of the total amount of R$1.1 billion, was renegotiated for the term of 360 days.

3.

For the working capital loans, in the amount R$443.3 million, a roll-over of R$370.0 million was contracted for a term of 360 days and R$45.0 million for a term of 180 days.

4.

Additionally, the Company is negotiating a financing contract with Banco do Nordeste in an approved amount of R$244.0 million for a term of 12 years with a four-year waiting period. The amount will be used for cash recomposition as the investment in Vitória de Santo Antão was paid in advance with its own resources.

5.

In February 2009 BNDES released the amount of R$18.0 million referring to investments already paid in advance with its own resources in the Lucas do Rio Verde unit.

NET DEBT / EBITDA*

CREDIT RISKS

As of December 31, 2008, the amount of receivables sold with an outside financial institution amounted to R$ 447.0 million (compared to R$ 354 million at December 31, 2007). The Company has a credit insurance policy covering 90% of the value of the receivables, which was taken out with third parties and the beneficiaries in the event of default are the contracting financial institutions.

The Company also assigned receivables to a Credit Assignment Investment Fund (FIDC), administered by Concórdia S.A. Corretora de Valores Mobiliários, Câmbio e Commodities. At December 31, 2008, the net worth of this fund was R$ 334.5 million (compared to R$497.9 million at December 31, 2007). For the other local receivables, the Company maintains a credit insurance policy that guarantees the collection in case of default of 90% of the uncollected amounts for customers with approved credit limits and up to R$100 thousand to new customers or customers with no approved credit limits.

NET INCOME/LOSS

Sadia posted losses of R$ 2.5 billion in 2008. In 2007, the Company recorded a net income of R$ 768.3 million. Without the effects of Law No. 11.638/07, the loss would amount to R$ 468.0 million in 2008.  In the 4Q08, the loss was R$ 2.0 billion, compared to a net income of R$ 374.5 million in the same period of 2007.

INVESTMENTS - R$ MILLION

Sadia investments totaled R$ 1.8 billion in 2008, higher than 2007, when R$ 1.1 billion was invested. The poultry segment received the largest amount, totaling R$ 674.1 million (37.1%), followed by the segment of processed products, which received R$ 650.4 million (35.9%); R$ 334.1 million were destined to the pork segment (18.4%), R$ 7.7 million to the beef segment (0.4%), and investments in other areas totaled R$ 148.3 million (8.2%).

In February, the Company acquired 100% of the quotas representing the capital of Avícola Industrial Buriti Alegre Ltda. – Goiaves for the amount of R$ 53.9 million. In June, Sadia acquired 73.94% of the quotas representing the capital of Baumhardt Comércio e Participações Ltda. for the amount of R$ 5.4 million, comprehending a plant of processed products, with its own meatpacker. In September 2008, the Company entered into a joint venture with Kraft Foods Global Brands, LLC to engage, in Brazil, in activities of manufacturing, marketing and distribution of cheese, including the products currently sold by Kraft under the Philadelphia brand, as well as cheeses and cheese spreads sold under the Sadia brand. The initial investment to set up the business amounted to R$ 30.0 million.

All of these investments increased the Company’s productive capacity and placed it in a privileged condition, since the installed capacity will support a strong growth without requiring new investments in the oncoming years.

Productive Capacity

Activity	2007	2008	%
Processed Products (thousand tons / year)	1,086.0	1,450.0	33.5%
Poultry Slaughtering (million heads / year)	776.0	963.3	24.1%
Beef Slaughtering (thousand heads / year)	300.0	400.0	33.3%

CORPORATE GOVERNANCE

With the objective of promoting faster decision-making and more transparency in its operations, the financial area now reports to the Chief Executive Officer. The Risk Management area, which already reported to the Audit Committee, now also reports to the CEO.

CAPITAL MARKET

São Paulo Stock Exchange

The Company's preferred shares are part of the theoretical portfolio of the São Paulo Stock Exchange (IBOVESPA). This portfolio lists 64 papers. Sadia relative weight in this index for the four-month period September-December/08, increased from 1.00% to 1.04%.

For the second consecutive year, Sadia S.A. was selected to be included in the BOVESPA Corporate Sustainability Index (ISE), which shall be effective from December 2008 to November 2009. This indicator comprises shares issued by companies concerned with and which invest in sustainable practices. In addition to ISE, Sadia shares are part of the Differentiated Corporate Governance Share Index (IGC) and of the Tag Along Share Index (ITAG).

Sadia preferred shares (SDIA4) had a year-to-date devaluation of 62.9% in 2008 and the Ibovespa fell by 41.2%. The daily average financial volume increased 56.1% during the year, reaching R$ 29.2 million, compared to R$18.7 million in 2007.

BREAKDOWN BY TYPE OF INVESTOR – BOVESPA

 (DECEMBER 2008)

New York Stock Exchange

In 2008, Sadia (SDA) Level II ADRs devalued by 71.4% in U.S. dollars, while the Dow Jones Index devalued by 33.8% in the period. In 2008, the daily average volume grew 98.9% in relation to 2007, to US$ 10.4 million. ADRs represented 26.2% of the total Sadia preferred shares at December 31.

Latibex

Since November 15, 2004, Sadia PN shares are listed on the Latibex [XSDI], a market trading in Latin American securities in the Madrid Stock Exchange. In 2008, the shares devalued by 71.1% and the daily average volume was € 255.6 thousand. These shares represented 2.1% of the total Sadia preferred shares at December 31.

MARKET DADA - BOVESPA	4Q07	4Q08	4Q08/4Q07
Sadia Preferred Shares / SDIA4 - thousand (Free Float = 88.8%)	426,000	426,000
Total Outstanding Shares - thousand* (Float = 73.0%)(1)	683,000	683,000
Closing Price - R$/share SDIA3 (1)	10.00	4.35	-56.5%
Closing Price - R$/share SDIA4 (1)	10.12	3.75	-62.9%
Mkt. Capitalization - R$ million (1)	6,912.0	2,561.3	-62.9%
Volume of Shares Traded - thousand	124,801	287,001	130.0%
Daily Average Volume of Shares Traded - thousand	2,115	4,864
Financial Volume Traded - R$ million	1,389.6	1,190.6	-14.3%
Daily Average Financial Volume Traded - R$ million	23.6	19.2

MARKET DADA - NYSE	4Q07	4Q08	4Q08/4Q07
Total Outstanting ADR´s - thousand (2)	8,984.4	37,265.7	314.8%
Participations in Trading Sessions	100%	100%
Closing Prices - US$/ADR (1)	17.16	4.90	-71.4%
Mkt. Capitalization - US$ million(1)	154.2	182.6	18.4%
Volume of Shares Traded	8,633,200	51,679,770	498.6%
Daily Average Volume of Shares Traded	134,894	807,496
Financial Volume Traded - US$ thousand	537,879	295,445	-45.1%
Daily Average Financial Volume Traded - US$ thousand	8,404.4	4,616.3

(¹) At the end of the period
(²) The ratio was altered from 10 preferred shares per ADS to 3 Preferred Shares per ADS on 02/06/2008
Source: Sadia, Bovespa e NYSE

REMUNERATION TO SHAREHOLDERS

The total gross amount of interest on net equity and dividends distributed by Sadia, in reference to the first half of 2008 and paid on August 17, was R$ 97.6 million, representing R$ 0.15 per share. The remuneration of ordinary and preferred shares was equalized as from December 2005.

OUTLOOK

Sadia agroindustrial unit in Lucas do Rio Verde started its activities in the second half of 2008, with the slaughtering of poultry and the production of processed products. It is estimated by the end of the first half of 2009, with the startup of operations of the pork meatpacker, this project will be fully operational. In the whole, 190 broiler modules and 115 hog modules will be equipped with state-of-the-art technology to ensure international animal wellness, higher productivity and, therefore, better competitivity. This project will generate additional revenues of around R$1.1 billion per year.

Last March 23, Sadia inaugurated its first unit in the Northeastern region, located in the municipality of Vitória de Santo Antão (PE). The ceremony was attended by the President of the Federative Republic of Brazil, Luiz Inácio Lula da Silva and by the Governor of the State of Pernambuco, Eduardo Campos. This project, which received an investment of about R$ 300.0 million, will generate 1.5 thousand direct jobs and about 4.0 thousand indirect jobs when it is fully operational. This plant will produce stuffed meat products such as cooked sausage, bologna, ham, frankfurters and snacks. The capacity of this unit is 147 thousand tons/year and it should generate additional revenues of around R$400.0 million per year.

 In view of the change in the worldwide scenario, the Company reviewed and suspended, on a temporary basis, some of the projects it had already announced, such as Mafra, in the State of Santa Catarina, Campo Verde in the State of Mato Grosso and one in the Middle East.

OTHER HIGHLIGHTS

Sadia is one of the 50 global companies included in the report “Creating Value for All: Strategies for Developing Business with the Poor”, launched by the United Nation’s Development Program (UNDP). Sadia was selected to be included in the report for its Sustainable Swine Culture Program, the 3S Program. With biodigestors already installed in 1,095 thousand pork breeders which are partners of Sadia, the primary purpose of this project is to involve 3.5 thousand outgrowers in the reduction of the emission of methane gas into the atmosphere and the sales of carbon credits using the Clean Development Mechanism (CDM) contemplated in the Kyoto Protocol. The UN report highlights Sadia´s initiative to reduce extreme poverty while contributing to the sustainable development of the swine culture in Brazil. For Sadia, being included in the UN report represents a recognition of its pioneering work which effectively improves swine culture practices.

REORGANIZATION

Due to the need to ensure faster decision-making, as well as to reduce annual costs, and to be able to face the uncertainties posed by the market, in January 2009 the Company announced a reduction in the number of its Directors by eliminating seven of those positions. The duties and responsibilities of those positions will be absorbed by the other directors, at the Management’s discretion.

Report 20-F is filed and is available upon request and free of charge at http://ri.sadia.com.

EVENTS ON MARCH 30, (MONDAY)

      In Brazil: Meeting with Investment Professionals and Analysts

Time: 8:30 a.m. (EDT)

Place : Av. Fortunato Ferraz, 616 – Vila Anastácio – São Paulo

      International: Conference Call

Time: 11:00 a.m. (EDT)

Telephone numbers for connection:

Brazil: (11) 4688-6301

U.S.A.: (1 800) 860-2442

Other countries: (1 412) 858-4600

The audio of the meeting and of the conference call will be broadcast live over the Internet, accompanied by a slide presentation at the website: www.sadia.com.br

The forward-looking statements on the business outlook, projections of operating and financial results, and the potential growth of the Company contained in this publication are mere predictions and were based on Management's expectations in relation to the future of the Company. These expectations are highly dependent on markets changes, on the overall economic performance of Brazil, on the industry and on the international markets, being therefore subject to change.

ATTACHMENT I

INCOME STATEMENT - CONSOLIDATED

	2007		2008		2008/ 2007	4Q07		4Q08		4Q08/ 4Q07
	R$ '000%		R$ '000%		%	R$ '000%		R$ '000%		%
Gross Operating Revenue	9,909,973	113.8%	12,191,896	113.6%	23.0%	2,983,977	112.8%	3,519,911	114.8%	18.0%
Domestic Market	5,319,918	61.1%	6,606,836	61.6%	24.2%	1,625,110	61.4%	2,016,311	65.8%	24.1%
Export Market	4,590,055	52.7%	5,585,060	52.1%	21.7%	1,358,867	51.4%	1,503,600	49.1%	10.7%
(-) Sales Tax and Services Rendered	(1,201,832)	-13.8%	(1,463,254)	-13.6%	21.8%	(338,841)	-12.8%	(455,015)	-14.8%	34.3%
Net Operating Revenue	8,708,141	100.0%	10,728,642	100.0%	23.2%	2,645,136	100.0%	3,064,896	100.0%	15.9%
Cost of Goods Sold and Services Rendered	(6,312,130)	-72.5%	(8,109,377)	-75.6%	28.5%	(1,853,947)	-70.1%	(2,280,326)	-74.4%	23.0%
Gross Profit	2,396,011	27.5%	2,619,265	24.4%	9.3%	791,189	29.9%	784,570	25.6%	-0.8%
Selling Expenses	(1,464,262)	-16.8%	(1,727,067)	-16.1%	17.9%	(425,002)	-16.1%	(526,051)	-17.2%	23.8%
Management Compensation	(16,433)	-0.2%	(20,165)	-0.2%	22.7%	(4,760)	-0.2%	(5,792)	-0.2%	21.7%
Administrative Expenses	(97,088)	-1.1%	(139,197)	-1.3%	43.4%	(37,719)	-1.4%	(38,513)	-1.3%	2.1%
Employees Profit Sharing	(83,128)	-1.0%	(17,833)	-0.2%	-78.5%	(60,641)	-2.3%	(4,953)	-0.2%	-91.8%
Others Operating Results	8,352	0.1%	(5,901)	-0.1%	-170.7%	23,491	0.9%	5,752	0.2%	-75.5%
Non-Recurring Results	(13,156)	-0.2%	(11,689)	-0.1%	-11.2%	(12,788)	-0.5%	(12,564)	-0.4%	-1.8%
Earnings Before Interest and Taxes	730,296	8.4%	697,413	6.5%	-4.5%	273,770	10.3%	202,449	6.6%	-26.1%
Financial Result, Net	132,042	1.5%	(3,892,336)	-36.3%	-3047.8%	147,515	5.6%	(2,702,913)	-88.2%	-1932.3%
Gain (loss) from investments in subsidiaries	4,966	0.1%	(2,927)	0.0%	-158.9%	4,966	0.2%	(2,598)	-0.1%	-152.3%
Income Before Taxes	867,304	10.0%	(3,197,850)	-29.8%	-468.7%	426,251	16.1%	(2,503,062)	-81.7%	-687.2%
Income Tax and Social Contribution	(99,972)	-1.1%	702,758	6.6%	-803.0%	(52,897)	-2.0%	450,311	14.7%	-951.3%
Net Income before Minority Interest	767,332	8.8%	(2,495,092)	-23.3%	-425.2%	373,354	14.1%	(2,052,751)	-67.0%	-649.8%
Minority Interest	(1,016)	0.0%	(10,258)	-0.1%	909.6%	(1,098)	0.0%	(10,532)	-0.3%	859.2%
Net Income	768,348	8.8%	(2,484,834)	-23.2%	-423.4%	374,452	14.2%	(2,042,219)	-66.6%	-645.4%
EBITDA	1,172,439	13.5%	1,164,222	10.9%	-0.7%	438,524	16.6%	343,507	11.2%	-21.7%

ATTACHMENT II

BALANCE SHEET - CONSOLIDATED

	R$ Thousand
	December 2007	December 2008
ASSETS
Current Assets	4,981,248	7,637,176
Cash and Bank	680,655	2,163,998
Trade Accounts Receivable	486,586	790,467
Recoverable Taxes	361,860	574,787
Inventories	1,168,936	1,851,020
Marketable Securities	2,002,895	1,345,330
Other Credits	130,641	98,255
Future Contracts Accounts Receivable	149,675	813,319
Non-Current Assets	3,643,671	6,021,815
Marketable Securities	180,111	270,332
Recoverable Taxes	165,225	1,122,374
Other Credits	229,524	147,076
Investments	2,123	15,304
Property, Plant and Equipment	2,881,748	4,199,901
Intangible	102,368	138,113
Deferred Charges	82,572	128,715
Total Assets	8,624,919	13,658,991
LIABILITIES
Current Liabilities	2,265,947	8,418,017
Loans and Financing	980,327	4,164,391
Future Contracts Accounts Payable	69,274	2,777,054
Suppliers	593,951	918,687
Salaries and Social ChargesPayable	214,846	164,453
Taxes Payable	76,828	70,568
Dividends	135,666	3,901
Operating Liabilities	195,055	318,963
Non-Current Assets	3,140,537	4,776,135
Loans and Financing	2,688,115	4,384,745
Operating Liabilities	452,422	391,390
Minority Interest in Subsidiaries	34,599	53,955
Shareholder's Equity	3,183,836	410,884
Paid - Up Capital	2,000,000	2,000,000
Retained earnings	1,211,308	(1,632,392)
Total Liabilities and Equity	8,624,919	13,658,991